

Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


03029074

28 July 2003


SEC MAIL PROCESSING
RECEIVED
AUG - 5 2003
WASH., D.C.
188
SECTION

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Chief Financial Officer

Enc.

QUARTERLY REPORT
FOR THE QUARTER ENDING 30 JUNE 2003


SEC MAIL PROCESSING
RECEIVED
AUG - 5 2003
WASH, D.C. 188 SECTION

QUARTER HIGHLIGHTS

Papua New Guinea

- Quarterly revenue from SE Gobe field was US$1,132,382.

Indonesia

- A US$293,996 insurance payment was received subsequent to the end of the quarter
- Oyong field front end engineering design and environmental impact studies continued.
- Subsequent to the quarter, a Gas Sales Agreement was signed for the sale of all Oyong gas to PT Indonesian Power at Grati.

1. PRODUCTION

PDL 3 - SE Gobe Field, PNG (5.568892% interest)
Operator: Santos

SE Gobe Unit, PNG (3.285646 % interest, over lift interest 3.8565%)
Operator: Chevron

Cue's oil production revenue received during the quarter from the SE Gobe oil field in PNG was US$1,132,382 and equated to 37,886 barrels. Cue did not have any hedging arrangements in place during the quarter.

At the end of the quarter, the SE Gobe field was producing at a rate of approximately 9,600 barrels of oil per day (Cue's net interest is approximately 370 barrels of oil per day).

2. DEVELOPMENT ACTIVITY

Sampang PSC – Madura Strait, East Java, Indonesia (15% Interest)

Operator: Santos

Subsequent to the end of the quarter, a Gas Sales Contract was signed with PT Indonesia Power for the entire gas reserves of the Oyong field. The signing follows the Heads of Agreement which was signed in February 2003.

The Oyong field was discovered in mid 2001 and has over 90 billion cubic feet of proven and probable natural gas reserves and a conservatively estimated 5 million barrels of recoverable oil from the 80 million barrels of oil estimated to be in place.

Oyong is in 45 metres of water, 60 kilometres north east of PT Indonesian Power's 766 Megawatt open and combined cycle gas turbine facility at Grati, Indonesia. The gas is expected to be produced from the field at a minimum rate of 40 million cubic feet of gas per day. The combined gas and oil flow stream will be processed onshore at a facility which will be established adjacent to the Grati Power station.

First production is now expected to commence in early 2005.

Various development studies continued during the quarter, including front end engineering design and environmental impact studies.

<u>Finance</u>

During the quarter, Cue received a detailed expression of interest from a lender to project finance Cue's entire share of the gross capital cost of the development.

3. EXPLORATION ACTIVITIES

PDL 3 - Papuan Basin, PNG (5.568892% Interest)

Operator: Santos

No exploration activity took place during the quarter in the SE Gobe licence.

PPL 189 - Papuan Basin, PNG (14.894% Interest)

PRL 9 - Papuan Basin, PNG (14.894% Interest)

No exploration activity took place during the quarter.

PPL 190 - Papuan Basin, PNG (10.947% Interest)

Operator: Santos

During the quarter, Santos continued to examine development options for the Bilip -1 discovery which straddles the boundary of the PDL-4 and PPL -190.

Bilip -1 which was drilled in late 2002, encountered 15 metres of gas overlying a 16 metric oil column with an oil water contact. The discovery is in the Iagifu Sandstone in the hanging wall (upper closure) of the Bilip structure.

PRL 8 - Papuan Basin, PNG (10.72% Interest) (formerly PPL 193)

Operator: Oil Search

Subsequent to the end of the quarter, Oil Search announced that it had entered into an agreement with Mitsubishi Gas Chemical Corporation Inc and Itochu Corporation of Japan to complete a feasibility study into the potential for using PNG natural gas for manufacturing methanol in PNG.

The study will review location and infrastructure requirements and determine the funding and commercialisation options available for a methanol plant. The natural gas feedstock would largely be supplied by the Kimu gas field in PRL -8.

Kimu is estimated by the operator to contain in excess of 1 trillion cubic feet (Cue net share approximately 107 billion cubic feet) of recoverable gas that contains no sulphur and no carbon dioxide.

Sampang PSC – Madura Strait, East Java, Indonesia (15% Interest)

Operator: Santos

A wild cat well is expected to be drilled on the Mangga structure in October 2003. Mangga has the potential to hold similar volumes of hydrocarbons to Oyong and has the same Mundu Formation objective. Mangga is located in the western portion of the contract area adjacent to the Anggur structure which was drilled in 2000 and 2001. An additional wild cat well may be drilled in early 2004.

EP 363 Carnarvon Basin - Western Australia (10% buy back option)

Operator: Apache Energy

No activity.

Corporate

Subsequent to the end of the quarter, US$293,996 was received as an insurance payment relating to the Anggur -2 blowout in 2001.

By Order of the Board



Andrew Knox
Public Officer

25 July 2003

APPENDIX II

(Rule 10.10.4)

QUARTERLY REPORT OF CONSOLIDATED CASH FLOWS

Cue Energy Resources Limited

Quarterly Report of Consolidated Cash Flows in accordance with Listing Rule 10.10.4. These figures are based on accounts which are **unaudited**. If these figures are based on audited accounts, a statement is required of any material qualification made by the auditor. The Mining Issuer **does have** a formally constituted Audit Committee of the Board of Directors.	**Quarter Ended 30/06/03 $NZ 000**	**Year to Date (Twelve Months) $NZ 000**
1. CASH FLOWS RELATING TO OPERATING ACTIVITIES		
a) Receipts from product sales and related debtors	2,004	7,656
b) Payments: for exploration and evaluation	(560)	(3,985)
for development	-	(419)
for production	(392)	(2,020)
for administration	(317)	(1,345)
c) Dividends received	1	2
d) Interest and other items of a similar nature received	15	109
e) Interest and other costs of finance paid	-	-
f) Income taxes paid	-	(138)
g) Other	-	-
h) **NET OPERATING CASH FLOWS**	751	(140)
2. CASH FLOWS RELATED TO INVESTING ACTIVITIES		
a) Cash paid for purchases of prospects	-	-
equity investments	-	-
other fixed assets	-	-
b) Cash proceeds from sale of prospects	-	-
equity investments	-	235
other fixed assets	-	6
c) Loans to other entities	-	-
d) Loans repaid by other entities	-	-
e) Other	-	-
f) **NET INVESTING CASH FLOWS**	-	241
3. CASH FLOWS RELATED TO FINANCING ACTIVITIES		
a) Cash proceeds from issues of shares, options, etc	-	-
b) Proceeds from sale of forfeited shares	-	-
c) Borrowings	-	-
d) Repayments of borrowings	-	-
e) Dividends paid	-	-
f) Other (provide details if material)	-	-
g) **NET FINANCING CASH FLOWS**	-	-
4. a) ***NET INCREASE (DECREASE) IN CASH HELD**	751	101
b) Cash at beginning of quarter/year to date	3,629	4,823
c) Exchange rate adjustments to Item 4(a) above	(172)	(716)
d) **CASH AT END OF QUARTER**	4,208	4,208

5. **NON-CASH FINANCING AND INVESTING ACTIVITIES**

a) Provide details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows.

N/A

b) Provide details of outlays made by other entities to establish or increase their shares in projects in which the reporting entity has an interest.

N/A

6. **FINANCING FACILITIES AVAILABLE**

Provide details of used and unused loan facilities and credit standby arrangements, adding such notes as are necessary for an understanding of the position.	**Amount Available $NZ 000**	**Amount Used $NZ 000**
	-	-
TOTAL	-	-

7. **ESTIMATED OUTLAYS FOR SPECIFIED QUARTERS**

	Current Quarter # $NZ 000	**Following Quarter $NZ 000**
a) Exploration and evaluation	1,745	1,150
b) Development	21	21
TOTAL	1,766	1,171

The outlays to be shown in this column are the estimates made for this quarter in the previous quarterly report. Where these estimates differ by more than 15% from the actual outlays reported in Item 1(b) of this report, provide an explanation of the reason(s) for these differences as an attachment to this report.

8. **RECONCILIATION OF CASH**

For the purposes of this statement of cash flows, cash includes:

Cash at the end of the quarter as shown in the statement of cash flows is reconciled to the related items in the amounts as follows:	**Current Quarter $NZ 000**	**Previous Quarter $NZ 000**
Cash on hand and at bank	6	56
Deposits at call	4,202	3,573
Bank overdraft		
Other (provide details)		
TOTAL = CASH AT END OF QUARTER [Items 4(d)/4(b)]	4,208	3,629

9. CHANGES IN INTERESTS IN MINING TENEMENTS

	Tenement Reference	Nature of Interest	Interest at Beginning Of Quarter	Interest at End of Quarter
a) Interests in mining tenements relinquished, reduced and/or lapsed	-	-	-	-
b) Interests in mining tenements acquired and/or increased	-	-	-	-

c) Where changes are reported in (a) and/or (b), an amended list of interests in mining tenements is to be attached to this statement.

10. ISSUED AND QUOTED SECURITIES AT END OF CURRENT QUARTER

Category of Securities	Note	Number Issued	Number Quoted	Par Value Cents	Paid-Up Value Cents
PREFERENCE SHARES:					
Of which issued during current quarter:		-	-	-	-
ORDINARY SHARES:		333,943,755	333,943,755	N/A	N/A
Of which issued during current quarter:		-	-	N/A	N/A
CONVERTIBLE NOTES:					
Of which issued during current quarter:		-	-	-	-
				Exercise Price AUD Cents	Expiry Date
OPTIONS:		500,000	-	8	02/05/04
		500,000	-	10	02/05/04
		500,000	-	12	02/05/04
		500,000	-	15	02/05/04
Of which issued during current quarter		-	-	-	-
		-	-	-	-
		-	-	-	-
		-	-	-	-
DEBENTURES					
- Totals only:		-	-	-	-
UNSECURED NOTES					
- Totals only:		-	-	-	-



Andrew Knox
Public Officer

25 July 2003

APPENDIX A

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS - QUARTER ENDED 30 JUNE 2003

ESTIMATED OUTLAYS FOR SPECIFIED QUARTERS

Exploration Variation

The variation in the quarter was due to variation in the exploration programme.

Development Variation

The variation in the quarter was due to variation in the development programme.

APPENDIX B

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS
- QUARTER ENDED 30 JUNE 2003

Amended List of Mining Tenements

PERMIT	OPERATOR	CUE INTEREST (%)
Petroleum Properties		
Indonesia		
Sampang PSC	Santos Asia Pacific Pty Ltd	15.0
Papua New Guinea		
PPL 189	Barracuda Pty Ltd	14.894
PPL 190	"	10.947
PDL 3	"	5.568892
PRL 9	"	14.894
SE Gobe Field Unit	Chevron Niugini Pty Ltd	3.285646
PRL 8	Oil Search Limited	10.72